PURE GOLD MINERALS INC. T.PUG

04045148

RECEIVED
2004 SEP 28 P 1:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

| | |
|---|---|
| **Fax:** | **1-202-942-9624** |
| **To:** | **Securities & Exchange Commission – Washington, D.C.** |
| **Attention:** | **Compliance** |
| **From:** | **Debra Watkins** |
| **Re:** | **Pure Gold News Release** |

SUPPL

## STRICTLY CONFIDENTIAL

***Please deliver to the addressee immediately***

**PLEASE FIND ATTACHED LATEST NEWS RELEASE**

**Re: File No: 82-3520**

PROCESSED
SEP 29 2004
THOMSON FINANCIAL

dw 9/28

1255 West Pender Street
Vancouver, B.C. Canada V6E 2V1
Phone: 604-687-2038 Fax: 604-687-3141

*Q:\Company Files\News Releases\Pure Gold Minerals Inc\PUG-FAX-News Releases.doc*

# NEWS RELEASE
# PURE GOLD MINERALS INC.

**1255 West Pender Street, Vancouver, B.C. V6E 2V1**
**Tel.: (604) 687-2038 / Fax.: (604) 687-3141**

*September 20, 2004* *TSX SYMBOL: PUG*

**Initial Phase of Exploration Completed on Colville Lake Property, NWT**

Donald R. Sheldon, President of Pure Gold Minerals Inc. ("Pure Gold" or the "Corporation"), is pleased to announce that the first phase of field operations on the 6 million acre Colville Lake Property has been completed. The Corporation mobilized a field crew to Fort Good Hope immediately upon executing the Option Agreement with De Beers Canada Exploration Inc. ("De Beers") in order to take advantage of the remainder of the summer field season. Planning for the program was completed prior to and immediately upon arrival in Fort Good Hope. This allowed for the immediate commencement of the planned field operation.

The current field program focused on the collection of glacial till samples to follow-up on the wide spread significant Kimberlite Indicator Mineral ("KIM") results from stream sediment sampling completed previously by De Beers. Numerous pyrope garnets and picroilmenites, both significant indicator minerals, were recovered from the De Beers program which consisted of wide spaced stream sediment sampling to test for the presence of KIMs on a regional basis. The KIMs recovered appear to indicate a mantle and potential kimberlite source. De Beers located the 6 million acre Colville Lake Property based on these positive KIM results. Pure Gold's 2004 till sampling program was designed with the assistance of Malcolm McCallum and Raymond Davies who will continue to advise the Corporation with respect to the Colville Lake Project. Over 290 till samples have now been collected to follow-up on the most significant results from the De Beers sampling.

The collected samples will be sent to the De Beers laboratory in Sudbury, Ontario for processing. The Companies determined before the start of the field program that the De Beers laboratory would have the capacity to quickly process the samples. The concentrate from the samples will then be shipped to HDM Laboratories, Loveland, Colorado where the Kimberlite Indicator Minerals will be picked and categorized under the guidance of Malcolm McCallum. This will allow for a rapid turn around on the KIM results so they will be available to provide the guidance for the next phase of exploration on the Property.

In addition to the sampling program, Pure Gold is planning an extensive airborne magnetic survey over a significant portion of the Property. It is anticipated that this survey will be underway in the next couple of weeks. The results of the airborne survey will be compiled with the KIM sample results from both the De Beers and Pure Gold sampling programs to identify specific targets for detailed ground surveys and drilling.

The Corporation is operator of the program and Rick Kemp, P.Geo., Qualified Person as defined by NI 43-101, is responsible for the design and implementation of the current field program.

.../Cont'd.

Brokered Private Placement of up to $750,000

The Corporation is also pleased to announce that, subject to regulatory acceptance, it has arranged a brokered private placement through Dundee Securities Corporation of up to 8,333,333 units at a price of $0.09 per unit. Each unit will consist of one flow-through common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of $0.11 per share at any time for eighteen (18) months from the Closing Date. The offering will be conducted on a best efforts basis.

The Agent will receive a commission of 8% in cash and 8% in broker warrants entitling the Agent to purchase common shares of Pure Gold at a price of $0.09 per share for twelve (12) months from closing, which is expected to be on or about October 8, 2004.

The offering is subject to a number of conditions including the execution of formal documentation and receipt of the applicable regulatory approvals.

The proceeds from this offering will be used for further exploration on the Company's properties in Nunavut and the Northwest Territories.

**For further information, please contact:**

**Donald R. Sheldon – President**
(604) 687-2038 or visit our website at www.puregold.ca